UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                     The Aegis Consumer Funding Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   00760G 10 4
                                 (CUSIP Number)

                              III Offshore Advisors
                                 191 Manor Drive
                                     Suite 3
                               Stateline, NV 89449
                                 (702) 588-9453

                      High Risk Opportunities Hub Fund Ltd.
                         c/o Admiral Administration Ltd.
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

         III Offshore Advisors ("III") and High Risk Opportunities Hub Fund Ltd. ("HRO")

2.       Check the appropriate box if a member of a group.* (a) [ ] (b)[X]

3.       SEC use only.

4.       Source of funds.*

         WC

5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).   [ ]

6.       Citizenship or place of organization.

         III is a Nevada general partnership. HRO is a Cayman Islands limited liability company.

7. Number of shares beneficially owned by each reporting person with sole voting power.

         13,135,987 shares of common stock owned directly by HRO with III acting as investment advisor.

         Approximately 2,265,339 shares of common stock as of July 23, 1998, owned indirectly through Series C Preferred Stock by HRO with III acting as investment advisor.

**PLEASE SEE EXHIBIT "A" ATTACHED HEREWITH FOR FORMULA USED IN DETERMINING COMMON STOCK OWNED INDIRECTLY THROUGH SERIES C PREFERRED STOCK--the percentage owned will vary over time with changes in the stock price.**

8. Number of shares beneficially owned by each reporting person with shared voting power.

         None


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9.       Number of shares beneficially owned by each reporting person with sole dispositive power.

         13,135,987 shares of common stock owned directly by HRO with III acting as investment advisor.

         Approximately 2,265,339 shares of common stock as of July 23, 1998, owned indirectly through Series C Preferred Stock by HRO with III acting as investment advisor.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

         None

11.      Aggregate amount beneficially owned by each reporting person.

         13,135,987 shares of common stock owned by HRO with III acting as investment advisor.

         Approximately 2,265,339 shares of common stock as of July 23, 1998, owned indirectly through Series C Preferred Stock by HRO with III acting as investment advisor.

12.      Check box if the aggregate amount in Row (11) excludes certain shares.*

         Not applicable

13.      Percent of class presented by amount in Row (11).

              40.71%       (13,135,987/32,265,339)--directly owned by HRO
               7.02%       ( 2,265,339/32,265,339)--indirectly owned by HRO
              47.73%       (15,401,326/32,265,339)--directly and indirectly
                                                    owned by HRO

14.      Type of reporting person.*

         III - PN    HRO - CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

         This statement relates to shares of common stock (CUSIP No. 00760G 10
4) of The Aegis Consumer Funding Group, Inc. a Delaware corporation (the "Company"), that are held directly by HRO and are issuable to HRO, with investment advice by III, upon conversion of Series C

Preferred Stock, held by HRO. The Company's executive offices are located at 200 North Cobb Parkway, Suite 428, Marietta, GA. 30062.

Item 2. Identity and Background

       (a) The names of the entities filing this statement are III Offshore Advisors ("III"), a Nevada general partnership and The High Risk Opportunities Hub Fund Ltd. ("HRO"), a Cayman Island limited liability company, and this statement is being filed on behalf of both of them.

       (b) III's address is P.O. Box 1340, Zephyr Cove, Nevada 89448; HRO's address is c/o Admiral Administration Ltd., P.O. Box 32021 SMB, Anchorage Center- 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.

       (c) III is registered CTA and investment advisor to several offshore funds. HRO is an offshore investment vehicle through which investors can have access to proprietary "defined risk" trading strategies developed by the principals of III.

       (d) During the past five years, neither III or HRO have been convicted in any criminal proceeding.

       (e) During the past five years, neither III or HRO have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

       (f) III is a Nevada general partnership. HRO is a Cayman Island limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

       III and HRO financed the acquisition of the shares of common stock of the Company by conversion of the Series C Preferred stock which were acquired on March 3, 1997 from Nelson Partners and Olympus Securities, Ltd. with working capital.

Item 4. Purpose of Transaction.

       This Amendment No. 5 to the Schedule 13D is being filed to report that on July 23, 1998, at the Annual Meeting of Stockholders of Aegis (the "Annual Meeting") HRO nominated Warren B. Mosler and Robert H. Fasulo for election to the Aegis Board of Directors. Messrs. Mosler and Fasulo were elected directors of Aegis at that meeting. Currently, the By-laws of Aegis provide for a Board consisting of five directors. After the election discussed above, the Aegis Board consists of three directors, Messrs. Mosler and Fasulo, and Mr. Matthew Burns, the Chief Executive Officer of Aegis and not affiliated directly or indirectly with HRO or III.

       HRO originally acquired the shares for investment purposes. On or about March 3, 1997, HRO entered into an agreement to acquire 93 shares of Series C Preferred Aegis Stock from Nelson Partners and to acquire 93 shares of Series C Preferred Aegis Stock from Olympus

Securities, Ltd. at the original par price paid by the two counterparts for a total of 186 shares of Series C Preferred Aegis Stock. On or about March 7, 1997, HRO exercised its right to convert a total of 83 shares of the Series C Preferred Aegis Stock at a 15% discount of the five (5) day prior average NASDAQ closing bid price. HRO acquired 890,704 shares of the Company's common stock at a price of approximately $0.98 cents per share. As of the same date HRO owned 103 shares of Series C Preferred Aegis Stock, which were convertible into 1,077,368 shares of common stock of Issuer. Subsequently, On December 10, 1997 HRO sold 27,500 shares of common stock at $0.156250 per share and on December 15, 1997 sold 50,000 shares of common stock for $0.09375 per share. On January 13, 1998, 85 of the remaining 106 shares of Series C Preferred Aegis Stock were converted into 12,332,783 shares of common stock of the Issuer at approximately $0.0796 per share leaving HRO with 21 shares of Series C Preferred Aegis Stock. Accordingly, HRO owns, directly and indirectly, approximately 15,401,326 shares of common stock, representing 47.73% of the total outstanding common stock (assuming conversion of all of HRO's Series C Preferred Stock) as of July 23, 1998.

       The primary purpose of the conversion of Series C Preferred stock into common stock of Aegis was to allow HRO to vote its shares of common stock at any shareholder meeting regarding any issue properly brought up for shareholder approval, including but not limited to the election of Aegis directors and the approval of the proposed sale of Systems & Services Technologies, Inc. to III Associates and Adams, Viner & Mosler, Ltd. ("AVM"), two affiliates of III. At the Annual Meeting, HRO voted its Common Stock of Aegis in favor of such sale and such sale was consummated on July 23, 1998. III and HRO may also (a) seek discussions with Aegis management in an attempt to enhance or improve the operations of Aegis, (b) seek additional representation on Aegis' board of directors or (c) take other actions similar to the foregoing.

Item 5. Interest in Securities of the Issuer

       (a) III and HRO, as of July 23, 1998, are the beneficial owners in the aggregate of 15,401,326 shares of common stock of the Issuer, representing in the aggregate 47.73 percent of such class. HRO is the beneficial owner of 15,401,326 shares of common stock of the Issuer, representing in the aggregate
47.73 percent of such class. HRO is a beneficial owner, in that it has the right to acquire sole voting and investment power within less than sixty (60) days over said securities (since it can terminate III on 30 days' notice to III), of 15,40,326 shares of common stock of the Issuer, representing in the aggregate
47.73 percent of such class.

       (b) III and HRO have in the aggregate the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 15,401,326 shares of common stock of the Issuer; HRO has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 15,401,326 shares of common stock of the Issuer; HRO has the contingent sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 15,401,326 shares of common stock of the Issuer. Neither III or HRO are the beneficial owners of any shares of the capital stock of the Issuer in which they share the power to vote or to direct the vote or share the power to dispose or direct the disposition of shares.

       (c) Not applicable.


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       (d) Not applicable.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       III and HRO have no contracts, arrangements, understandings or relationships between themselves with respect to any securities of the Issuer which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Issuer. However, III and HRO have in the past consulted, and can in the future be expected to consult between themselves and with other members of the Issuer's management concerning their respective investments in the Issuer.

Item 7. Material to be filed as Exhibits

       Please see Exhibit "A" attached hereto, which demonstrates the conversion formula for the remaining 21 shares of Series C Preferred Stock owned by HRO, as if the conversion had occurred on July 23, 1998.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       July 28, 1998                      /s/ ROBERT H. FASULO
--------------------------------          ------------------------------------
Date                                      Signature

                                          Robert H. Fasulo, C.F.O.
                                          III OFFSHORE ADVISORS

                                          -----------------------------------
                                          Name/Title


       July 28, 1998                      /s/ ROBERT H. FASULO
--------------------------------          ------------------------------------
Date                                      Signature

                                          Robert H. Fasulo, C.F.O.
                                          III OFFSHORE ADVISORS,
                                          Investment advisor to
                                          THE HIGH RISK OPPORTUNITIES
                                          HUB FUND LTD.

                                          -----------------------------------
                                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS.1001)

                                   EXHIBIT A


                     THE AEGIS CONSUMER FUNDING GROUP, INC.
                      PREFERRED SERIES C CONVERTIBLE STOCK
                    THE HIGH RISK OPPORTUNITY HUB FUND, LTD.
                               CONVERSION FORMULA

Conversion Formula:

Initial date funds were received                 01/30/96
Conversion date                                  06/24/98

Number of Days Oustanding = N                         876
                                            =============

Conversion Price = the lesser of (i) 100% of 6.245 or (ii) .85 times the average Closing Bid Price for the five (5) trading days immediately preceding the date of Conversion.

Closing Bid Averages:

           06/18/98                               0.13000
           06/19/98                               0.13000
           06/22/98                               0.13000
           06/23/98                               0.13000
           06/24/98                               0.13000
                                            -------------
                   Total                          0.65000
                                            =============

        5 Day Average                             0.13000

                   Times                             0.85
                                            -------------

Therefore Conversion Price=                    0.11050000
                                            =============


   ((0.08)*876/365)*(10000)+10000)
-------------------------------------
                 0.1105


                11,920.00
               -----------           OR        107,873.30
                  0.1105

Number of Common Stock per Share               107,873.30
Number of Preferred Stock                              21
                                            -------------
Common Stock Equivalents                     2,265,339.37
                                            =============
Common Stock to be Issued                       2,265,339
                                            =============